Via Facsimile
Mail Stop 6010

November 23, 2005

Mr. Michael D. Hays
Chief Executive Officer,
National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508

      Re: National Research Corporation
  Form 10-K for Fiscal Year Ended December 31, 2004
          Filed March 31, 2005
  File No. 000-29466

Dear Mr. Hays:

We have completed our review of your Form 10-K and related filings
and have no further comments at this time.

      Sincerely,

      Jim B. Rosenberg
      Senior Assistant Chief
Accountant